UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:  February 29, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pier 1 Imports, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

685 John B Sias Memorial Parkway, Suite 255

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pier 1 Imports, Inc. (the “Company”) will be unable to continue filing the periodic reports required by Sections 13 or 15(d) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense due to the events described below.

The Company announced on February 18, 2020, that, among other things, it had entered into a Plan Support Agreement (the “PSA”) on February 16, 2020 with a majority of its term loan lenders and would pursue a sale of the Company. To facilitate an orderly sale process and implement the PSA, the Company and its subsidiaries each filed a voluntary petition in the U.S. Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”) requesting relief under Chapter 11 of Title 11 of the United States Bankruptcy Code (collectively, the “Chapter 11 Cases”). As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2020, the Company closed its stores nationwide on March 22, 2020, and closed its corporate headquarters on March 23, 2020, to support the national effort to combat the COVID-19 pandemic while continuing to serve customers through Pier1.com. The Company further announced in its Current Report on Form 8-K filed with the SEC on May 19, 2020, that it had filed a motion seeking Bankruptcy Court approval to begin an orderly wind-down of the Company's retail operations as soon as reasonably possible after store locations are able to reopen following the government-mandated closures during the COVID-19 pandemic. As part of the wind-down, the Company stated that it intends to sell its inventory and remaining assets, including its intellectual property and e-commerce business, through a process supervised by the Bankruptcy Court. The Chapter 11 Cases are being jointly administered under the caption and case number: In re Pier 1 Imports, Inc., et al., Case No. 20-30805 (KRH).

On February 18, 2020, the New York Stock Exchange (“NYSE”) notified the Company that it would apply to the SEC to delist the Company’s common stock upon completion of all applicable procedures. A Form 25 was filed with the SEC by the NYSE on March 3, 2020 and the delisting of the common stock became effective 10 days later. The deregistration of the common stock under section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) will be effective 90 days following the filing of the Form 25, or such shorter period as the SEC may determine. Upon deregistration of the common stock under Section 12(b) of the Exchange Act, the common stock will remain registered under Section 12(g) of the Exchange Act.

The Company has determined that, because of the events described above, the Company will be unable to continue filing the Periodic Reports without unreasonable effort and expense.  The Company does not intend to file an Annual Report on Form 10-K for the fiscal year ended February 29, 2020, including the financial statements of the Pier 1 Imports, Inc., Stock Purchase Plan as of and for the year ended December 31, 2019 (the “SPP 2019 Financials”), or any other reports on Form 10-Q, Form 10-K or Form 11-K, for those or subsequent periods.  Instead, until the Company’s common stock and rights to purchase shares of common stock are cancelled and of no further force or effect, the Company intends to file with the SEC Current Reports on Form 8-K containing (a) disclosure of all material events in the Chapter 11 Cases and (b) as exhibits, the operating reports that are filed by the Company with the Bankruptcy Court.

As a result of the Chapter 11 Cases, the closure of the Company’s stores and corporate headquarters in response to the COVID-19 pandemic, the furlough or departure of financial reporting and other personnel, and the limited operating budget allowed to the Company for administrative matters during the Chapter 11 Cases, the Company does not have access to sufficient resources to prepare the Periodic Reports, including the resources necessary for the preparation of the Company’s financial statements for the fiscal year ended February 29, 2020, and SPP 2019 Financials, in accordance with generally accepted accounting principles, the certifications required by the Sarbanes-Oxley Act of 2002, as amended, and the receipt of opinions thereon from the Company’s independent registered public accounting firm.  The Company believes that the Current Reports on Form 8-K to be filed by the Company as described above will provide information about the Chapter 11 Cases and the assets, liabilities and wind-down of the Company relevant to the decisions of investors to buy, sell or hold the Company’s securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Riesbeck	(817)	252-8000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes    ☒     No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes   ☒     No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has concluded that it is unable to file an Annual Report on Form 10-K for the fiscal year ended February 29, 2020 (or other Periodic Reports) without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25.  The Company’s results of operations for the fiscal year ended February 29, 2020 differed significantly from its results of operations for the fiscal year ended March 2, 2019 due to the continuing acceleration of its operating losses and related adverse developments that occurred with respect to the Company’s business and liquidity preceding the commencement of the Chapter 11 Cases.  These matters were addressed in the Company’s Quarterly Report on Form 10-Q for the period ended November 30, 2019, filed with the SEC on January 6, 2020.

The Company is required to file operating reports with the Bankruptcy Court relating to periods subsequent to February 17, 2020, and intends to include these operating reports as exhibits to the Company’s Current Reports on Form 8-K.

All documents filed with the Bankruptcy Court on the docket of and other information related to the Chapter 11 Cases are available for review and free of charge online at https://dm.epiq11.com/case/pier1.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this Form 12b-25 may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the SEC, in press releases, in presentations and in material delivered to the Company’s stakeholders, including creditors and shareholders. Forward-looking statements provide current expectations of future events based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments, and other relevant factors. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as “believe,” “expect,” “estimate,” “anticipate,” “plan,” “may,” “will,” “intend” and other similar expressions.

Risks and uncertainties that may affect the Company’s operations and performance include, among others: risks and uncertainties associated with the Chapter 11 Cases; the effects of public health emergencies, including the COVID-19 pandemic; risks and uncertainties related to, and the impact of, the closure of the Company’s stores nationwide and its corporate headquarters, the length of time its stores and corporate headquarters are closed and the associated costs and loss of revenue and impact on liquidity; the failure by the Company to identify, develop and successfully implement immediate action plans; the inability of the Company to source, ship and deliver items of acceptable quality to its U.S. distribution and fulfillment centers, stores and customers at reasonable prices and rates in a timely fashion; risks related to outsourcing certain business processes to third-party vendors, including disruptions in business, cyber security threats and increased costs; an overall decline in the health of the U.S. economy and its impact on consumer confidence and spending; disruptions in the Company’s domestic supply chain or e-commerce website; failure to successfully manage and execute the Company’s marketing initiatives; the Company’s access to adequate operating cash flow, trade credit, borrowed funds and capital to fund its operations and pay its obligations as they become due, including the impact of continued deterioration of the Company’s financial performance or adverse trends or disruption in the global credit and equity markets; failure to attract, motivate and retain an effective management team or changes in the cost or availability of a suitable workforce; risks related to the Company’s dependence on technology in the operation of its business; failure to protect consumer data; risks related to cybersecurity and e-commerce related fraud; factors beyond the Company’s control, including general economic and market conditions, fluctuations in the Company’s financial condition; regulatory and legal risks.

The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized. Additional information concerning these risks and uncertainties is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended March 2, 2019, as filed with the SEC and in the Company’s other filings with the SEC.

Pier 1 Imports, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 28, 2020	By:/s/ Robert J. Riesbeck Name:Robert J. Riesbeck Title: Chief Executive Officer and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).